EXHIBIT 14.01

Sempra Energy

Code of business conduct and

ethics for board of directors and
senior officers

Adopted by the Board of Directors of Sempra Energy on February 20, 2004

Ethical business conduct is a key element in maintaining Sempra Energy's success. Our company values state, "We will act with integrity, honesty and respect." Our company's reputation is built on the personal integrity and performance of each of us. We do not compromise on compliance with the law or our ethical business conduct standards in the pursuit of success. We will not tolerate unethical behavior.

I. Purpose and Applicability

This code sets forth written standards that are designed to deter wrongdoing and to promote:

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Honest and ethical conduct.

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Full, fair, accurate, timely and understandable disclosure in public communications.

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Compliance with laws, rules and regulations.

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Prompt internal reporting of violations of the code.

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Accountability for adherence to the code.

This code applies to each member of the board of directors of Sempra Energy and to each officer of Sempra Energy and its publicly held subsidiaries. It supplements the company's Corporate Governance Guidelines that are applicable to directors and its Business Conduct Guidelines that are applicable to all employees of the Sempra Energy Companies.

II. Encouraging Ethical Behavior

Directors and officers are expected to observe and to promote high standards of integrity and ethical behavior in the conduct of the company's business. Officers should actively encourage all employees to talk to supervisors, managers or other appropriate company personnel when in doubt about the best course of action in a particular situation. They should also actively encourage all employees to report violations of laws, rules or regulations or other unethical conduct to appropriate company personnel. In addition they should assure employees the company will not permit retaliation for reports that are made in good faith.

III. Standards of Conduct

3.1 Fair Dealing

Directors and officers should endeavor to deal fairly with the company's customers, suppliers, competitors, employees and each other. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

3.2 Corporate Opportunities

Directors and officers owe a duty to the company to advance its legitimate interests when the opportunity to do so arises. They are prohibited from:

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Taking for their personal benefit opportunities that are discovered through the use of company property, information or position.

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Using corporate property, information, or position for personal gain.

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Competing with the company.

3.3 Protection and Proper Use of Company Assets

Directors and officers should endeavor to protect the company's assets and to ensure their efficient use.

3.4 Confidentiality

Directors and officers should maintain the confidentiality of information entrusted to them by the company or its customers, except where disclosure is authorized or legally mandated. Confidential information includes all nonpublic information that might be of use to competitors, or harmful to the company or its customers, if disclosed.

3.5 Compliance with Law, Rules and Regulations

Directors and officers should endeavor to comply and to cause the company to comply with all applicable laws, rules and regulations relating to the company. They are prohibited from buying or selling securities of the Sempra Energy Companies in violation of insider trading or other securities laws.

IV. Conflicts of Interest

4.1 Conflicts Generally

A "conflict of interest" occurs when a director's or officer's private interest interferes with the interests of the company as a whole. A conflict arises when a director or officer takes actions or has interests that may make it difficult objectively and effectively to fulfill his or her obligations to the company. Conflicts also arise when a director or officer or a member of his or her family receives improper personal benefits as result of his or her position with the company.

4.2 Avoiding Conflicts

Directors and officers should endeavor to avoid private interests that are likely to conflict or may give the appearance of conflicting with the interests of the company. To the extent that conflicts cannot be avoided, directors and officers should endeavor to resolve the conflicts in an appropriate manner.

4.3 Resolution of Conflicts

A director should promptly disclose to the chair of the corporate governance committee any interest of the director that gives rise or may reasonably be expected to give rise to a conflict or the appearance of a conflict of interests. If the conflict cannot reasonably be resolved to the satisfaction of the committee chair, the conflicted director should recuse himself or herself from participating on any matter affected by the conflict. In the event of recurring significant conflicts or significant conflicts that cannot be reasonably resolved, the conflicted director is expected and may be asked to tender a resignation. This would enable the board to consider the continued appropriateness of his or her board service.

An officer should promptly disclose to the company's chief ethics or chief compliance officer any interest of the officer that gives rise or may reasonably be expected to give rise to a conflict or the appearance of a conflict of interest. The officer should be guided by their advice to reasonably resolve the conflict.

V. Public Communications

The company is committed to providing public information about the company that is accurate, objective, fair, relevant, timely and understandable. The chief executive, chief financial and chief accounting officers of Sempra Energy and its publicly held subsidiaries are responsible for designing and maintaining and for evaluating the effectiveness of disclosure controls and procedures.

These controls and procedures are intended to provide reasonable assurance that required Securities and Exchange Commission filings are timely filed and that these reports and other public communications do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

VI. Administration and Compliance

6.1 Generally

This code will be administered with respect to directors by the board of directors or its corporate governance committee. Except as provided below with respect to waivers, it will be administered with respect to officers who are not also directors by the company's chief ethics and chief compliance officers.

6.2 Code Violations

Violations of this code by a director should be reported to the chair or another member of the corporate governance committee and violations by an officer should be reported to the company's chief ethics or chief compliance officer. The board of directors or such officer shall determine, or designate other appropriate persons to determine, remedial actions to be taken with respect to violations that are reasonably designed to deter further violations and promote accountability for adherence to this code.

6.3 Waivers

The waiver of any provision of this code may be granted only by the board of directors or its corporate governance committee and any waiver in respect of a director or an executive officer will be promptly disclosed to shareholders.

6.4 Website Posting

This code will be posted on the company's investor website and the company's annual report on Form 10-K will report the posting and also state that a printed copy of the code will be provided to any shareholder who requests it.